

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2012

Via E-mail
Mr. Jack A. Hockema
Chief Executive Officer
Kaiser Aluminum Corporation
27422 Portola Parkway Suite 200
Foothill Ranch, CA 92610-2831

      **RE:**    **Kaiser Aluminum Corporation**
                **Form 10-K for the Fiscal Year Ended December 31, 2010**
                **Filed February 22, 2011**
                **File No. 0-52105**

Dear Mr. Hockema:

We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Accounting Branch Chief